ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 28, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie
Sonia Bednarowski

Re:	Dunkin’ Brands Group, Inc.
Registration Statement on Form S-1
Filed March 16, 2012
File No. 333-180190

Ladies and Gentlemen:

On behalf of Dunkin’ Brands Group, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). A copy of Amendment No. 1 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This amendment reflects revisions to the Registration Statement, as filed with the Commission on March 16, 2012, in response to the comment letter to Nigel Travis of the Company dated March 27, 2012 from the Staff of the Commission, as well as certain other updated information. Marked copies, which show changes from the Registration Statement as filed on March 16, 2012, are being filed supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission.

For reference purposes, the Staff’s comment is reproduced in italics in this letter, and the corresponding response of the Company is shown below the comment. References to page numbers are to the page numbers in Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission	-2-	March 28, 2012

General

1. We note that you have outstanding comments related to your Form 10-K for the fiscal year ended December 31, 2011. To the extent that the comments on your Form 10-K also apply to your Form S-1, please revise accordingly. Please also note that all comments on your Form 10-K will need to be fully resolved before we act on a request for acceleration of the effectiveness of the Form S-1.

Response to Comment 1:

The Registration Statement has been revised on the marked pages in order to address the comments related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 that also apply to the Registration Statement.

*    *    *

We hope that the foregoing has been responsive to the Staff’s comment. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7802.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:	Nigel Travis

Richard J. Emmett